SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sino Mercury Acquisition Corp.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

82936K102
(CUSIP Number)

Peilin Zhao Great Finance Holdings Limited 1908, 19/F, Block 2, No. 116 Guanganmenneidajie Xuanwu Qu Beijing, China
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 8, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82936K 102	SCHEDULE 13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Peilin Zhao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000,000
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 3,000,000
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 82936K 102	SCHEDULE 13D	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Great Finance Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000,000 shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,000,000 shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 82936K 102	SCHEDULE 13D	Page 4 of 6 Pages

EXPLANATORY NOTE

This Schedule 13D/A is being filed as an amendment (“Amendment No. 1”) to the statement on Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on behalf of Peilin Zhao and Great Finance Holdings Limited (the “Reporting Persons”), with respect to the common stock of Sino Mercury Acquisition Corp. (the “Issuer”) on April 2, 2015 (the “Schedule 13D”), pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, to amend and supplement certain information set forth below in the items indicated. Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following at the end hereof:

On July 8, 2015, the Reporting Persons and the Issuer entered into an amendment to the Letter Agreement (the “Amendment”) to clarify that the parties intended that the Letter Agreement would apply only to 1,000,000 of the shares of Common Stock included in the Units purchased by Mr. Zhao in the IPO (the “Restricted Shares”) and not to the shares of Common Stock included in all of the Units purchased by Mr. Zhao in the IPO or in the after-market. Specifically, the Amendment clarifies that Mr. Zhao agreed, among other things, (i) not to transfer the Restricted Shares prior to the consummation of the Issuer’s initial business combination, (ii) to vote the Restricted Shares in favor of any proposed initial business combination, and (iii) not to convert the Restricted Shares for cash from the Issuer’s trust account in connection with a stockholder vote to approve a proposed initial business combination.

The foregoing description is a summary of the material terms of the Amendment and is qualified in its entirety by the full terms and conditions of the Amendment, a copy of which is filed as an exhibit to this Amendment No. 1.

Item 7. Material to be filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

3. Amendment to the Letter Agreement between the Issuer and the Reporting Persons, dated July 8, 2015.

CUSIP No. 82936K 102	SCHEDULE 13D	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2015

/s/ Peilin Zhao
Peilin Zhao

GREAT FINANCE HOLDINGS LIMITED.

By:	/s/ Peilin Zhao
	Name:	Peilin Zhao
	Title:	Director

CUSIP No. 82936K 102	SCHEDULE 13D	Page 6 of 6 Pages

Exhibit 3

July 8, 2015

Sino Mercury Acquisition Corp.
590 Madison Avenue, 21st Floor
New York, New York 10022

Re:     Letter Agreement

Gentlemen:

Reference is made to that certain letter agreement, dated August 14, 2014 (the “Agreement”), by and between Sino Mercury Acquisition Corp., a Delaware corporation (the “Company”) and Peilin Zhao. In February 2015, Mr. Zhao transferred 2,000,000 Units of the Company held by him personally to Great Finance Holdings Limited (“Great Finance”). In March 2015, Mr. Zhao transferred the remaining 1,000,000 Units of the Company held directly by him to Great Finance. All capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement.

The parties agree that, notwithstanding the language in the Agreement, it was the intent of the parties that the Agreement would apply only to 1,000,000 Units purchased by Mr. Zhao in the IPO and not all Units purchased by Mr. Zhao in the IPO or in the after-market. To this end, references to the “non-tendering investors” in the Company’s final prospectus consistently referred to such investors’ $10,000,000 of Units as being the Units subject to the Agreement. Accordingly, the parties agree that it was a mutual error in drafting the language included in the Agreement to indicate that the obligations set forth therein applied to all Units purchased by Mr. Zhao.

Based on the foregoing, the parties hereby agree that the provisions set forth in paragraphs 1, 2 and 3 of the Agreement shall apply solely to 1,000,000 of the Units purchased by Mr. Zhao in the IPO and not to all Units purchased by Mr. Zhao in the IPO or to Units purchased by Mr. Zhao in the after-market so as to embody the original intent of the parties.

Except as amended hereby, the Agreement remains unchanged and in full force and effect.

/s/ Peilin Zhao
Peilin Zhao

GREAT FINANCE HOLDINGS LIMITED.

By:	/s/ Peilin Zhao
	Name:	Peilin Zhao
	Title:	Director

Accepted and Agreed:

SINO MERCURY ACQUISITION CORP.

By:	/s/ Jianming Hao
Name: Jianming Hao
Title: Chairman and CEO